Mark R. Allen	942 South Shady Grove Road
Executive Vice President	Memphis, TN 38120
General Counsel and Secretary
Member of the Executive Committee

March 16, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that FedEx Corporation has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2023, which was filed with the U.S. Securities and Exchange Commission on March 16, 2023.

Respectfully submitted, FedEx Corporation

By:	/s/ Mark R. Allen
Mark R. Allen Executive Vice President, General Counsel and Secretary